FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                29 September 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Trading Statement sent to the London Stock Exchange on 29 September 2003


              2003/04 INTERIM RESULTS - PRE-CLOSE UPDATE STATEMENT


Released: 29 September 2003

In accordance with current market practice, mmO2 is today issuing the following update prior to entering the Close period for its Interim Results to 30 September 2003, which are scheduled to be announced on 17 November 2003.

For the first half the company expects to deliver financial results that demonstrate its continued momentum in the three markets in which it operates:

O2 UK

The company has previously stated that in the current financial year it expects O2 UK to deliver service revenue growth of 10% and to achieve a 30% EBITDA margin. In the first half O2 UK is expected to report service revenue growth in the mid-teens, driven by continuing strong growth of the customer base, and higher ARPU. The first half EBITDA margin is expected to demonstrate further steady progress towards the full-year target of 30%, while reflecting the costs of growing the business. Service revenue growth is expected to slow significantly in the second half, as the termination rate cuts imposed by the regulator take effect. These cuts will also impact the second half EBITDA margin, which is however expected to continue to improve, enabling O2 UK to deliver its full-year target of 30%, and 10% service revenue growth.

O2 Germany

The company has previously stated that it expects O2 Germany to deliver further rapid growth, and achieve a double-digit EBITDA margin in the current financial year. In the first half O2 Germany is expected to report strong customer and ARPU growth, which is expected to continue through the second half. In the first half O2 Germany is expected to achieve a mid-teens EBITDA margin, ahead of its target for the full year. The momentum it has built up in the market is expected to enable O2 Germany to sustain this EBITDA margin through the second half.

Other Businesses

In the first half O2 Ireland is expected to report further steady growth of service revenue and EBITDA. The Airwave investment programme remains on track, with approaching half of the UK's police forces having taken delivery of the system. In the first half, O2 Online and the central resource costs are expected to be in line with the prior year. The company will consider further potential cost saving opportunities across the Group in the second half.

Capital expenditure

The company has previously stated that it expects to report capex of GBP1.3 billion in the current financial year. Although the capex profile is expected to be weighted towards the second half of the year, reflecting acceleration of the UMTS investment programme, the total expenditure in the full year is now expected to be 5-10% below previous guidance.

Peter Erskine, chief executive of mmO2 commented:

"The strong customer and ARPU growth that we reported across the Group in the first quarter was sustained into the second quarter, and our first half results will reflect this.

"In the UK, we remain focused on delivering our full-year target of 10% service revenue growth and a 30% EBITDA margin, although we expect the market to become more competitive in the second half. In Germany we continue to grow market share, and our EBITDA margin improvement is already ahead of our original expectations for the full-year. We expect this performance to be sustained through the second half, despite an increasingly competitive market environment. Across the Group we will pursue further operational efficiencies.


"Capex and cash-flow continued to be tightly controlled in the first half, and investment efficiencies identified. We expect 3G investment to increase during the second half, as we move towards the initial launch of UMTS-based services, when the conditions in our markets are right for this."

mmO2 Contacts:

Richard Poston                                    David Boyd
Director, Corporate Communications                Head of Investor Relations
mmO2 plc                                          mmO2 plc
richard.poston@o2.com                             david.boyd@o2.com
t: +44 (0)1753 628039                             t: +44 (0)1753 628230

David Nicholas                                    Simon Gordon
Head of Media Relations                           Press Relations Manager
mmO2 plc                                          mmO2 plc
david.nicholas@o2.com                             simon.gordon@o2.com
t: +44 (0) 771 575 9176                           t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-   our annual report and accounts and half-yearly reports;

-   our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned reports, releases and statements.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.


The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.

(end)



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 29 September 2003                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary